SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

		Sequential
<u>Exhibit</u>	<u>Description</u>	<u>Page Number</u>
	• Report on proceedings at annual general meeting held on August 26, 2005	
	• Dividend No. 76	

Naspers Limited
(Incorporated in the Republic of South Africa)
(Reg. No 1925/001431/06)
Share Code: NPN
ISIN: ZAE000015889
("Naspers")

Results of annual general meeting

Shareholders are advised that the results of the business conducted at the
annual general meeting of Naspers Limited held on 26 August 2005 at the head
office of the company in Cape Town, are as follows:

Ordinary resolutions:

Approval of the financial statements of the company and the group as well as the
reports of the directors and auditors for the year ended 31 March 2005

Confirmation of the dividend of 70c per N ordinary and 14c per A ordinary share as
proposed by the board

Approval of the remuneration of the non-executive directors

The re-appointment of PricewaterhouseCoopers Inc. as auditors

The re-appointment of Messrs BJ van der Ross and JJM van Zyl and Prof HS Willemse who
had to retire by rotation

Authorisation to the board to issue ordinary shares of the unissued share capital,
subject to the listing requirements of the JSE

Authorisation to the board to issue ordinary shares of the unissued share
capital for cash, subject to the listing requirements of the JSE

Special resolution:

Authorisation to the company to acquire its own shares in terms of S85 of the
Companies Act, subject to the listing requirements of the JSE.
26 August 2005

Sponsor:
Investec Bank Limited

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889

DIVIDEND NUMBER 76

Notice is hereby given that an annual ordinary dividend at the rate of 70c per N ordinary share
and 14c per unlisted A ordinary share has been approved by the shareholders at the annual
general meeting held on 26 August 2005. In compliance with the requirements of STRATE
the following dates are applicable:

	2005
Last day to trade cum dividend	Friday 2 September
Securities start trading ex-dividend	Monday 5 September
Record date	Friday 9 September
Payment date	Monday 12 September

The dividend is declared and paid in the currency of the Republic of South Africa.
Share certificates may not be dematerialised or re-materialised between Monday 5 September
2005 and Friday 9 September 2005, both dates inclusive.

By order of the board.
GM Coetzee
Secretary
26 August 2005

Sponsor: Investec Bank Limited

Transfer Secretaries:	Registered office:
Ultra Registrars (Proprietary) Limited	Naspers Centre
Registration number 2000/007239/07	40 Heerengracht
11 Diagonal Street	Cape Town 8001
Johannesburg	(P O Box 2271
(P O Box 4844, Johannesburg, 2000)	Cape Town 8000)
Republic of South Africa	Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: August 26, 2005 by

Name: Stephan J. Z. Pacak
Title: Director